EXHIBIT 99.1


RADA Received $1.6M in Follow-On Production and Maintenance Orders

Press Release
Source: RADA Electronic Industries Ltd.
On Monday April 12, 2010, 11:25 am

NETANYA, Israel, April 12, 2010 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has received, during February and March of 2010, follow-on production and maintenance orders worth a total of over $1,600,000.

The orders include delivery and maintenance of video and data recorders, inertial navigation systems, and various avionics products to customers worldwide. The majority of the deliveries are scheduled for 2010.

The total value of new orders received by RADA in the first quarter of 2010 is $7.2M.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P Sales & Marketing
+972-9-892-1111
mrkt@rada.com